390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2012-14

POLYMET REPORTS SUCCESSFUL WATER TREATMENT PILOT PLANT

St. Paul, Minnesota, October 10, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) is pleased to announce that it has successfully treated over one million gallons of water through its Reverse Osmosis (RO) pilot water treatment plant. The pilot plant has been operational since May 2012 and is designed to treat water containing elevated levels of sulfate. The purpose of the pilot plant is to demonstrate the ability to comply with Minnesota's strict water quality standards using a modular system that can be expanded to a full-scale treatment plant.

PolyMet owns 100% of the NorthMet Project, which comprises the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The NorthMet Project's potential impact on water quality is a key issue in the environmental review and permitting process. The successful pilot plant test is a significant accomplishment, demonstrating that water with elevated sulfate levels can be treated to meet Minnesota's 10 parts-per-million sulfate standard for waters used for the production of wild rice.

PolyMet partnered with GE Water & Process Technologies (GE) and Barr Engineering to design and operate the pilot plant using Reverse Osmosis (RO) membrane technology developed by GE. The test work demonstrates the technical and regulatory viability of Reverse Osmosis as a water treatment method that will enable PolyMet to successfully develop the NorthMet copper-nickel deposit and meet state and federal water quality standards.

"Our ability to successfully demonstrate the effectiveness of our planned water treatment systems prior to permitting and construction is extremely important," said Jon Cherry, President and CEO of PolyMet. "We want both the community and agencies to understand our commitment to constructing and operating NorthMet Project in an environmentally responsible manner that meets all applicable standards." Yuvbir Singh, General Manager, Engineered Systems, GE Water and Process Technologies stated, "GE is pleased to be working with PolyMet and Barr to develop this site specific water treatment system. The combination of PolyMet and Barr's design and operating knowledge with GE's worldwide expertise in membrane treatment technology shows how application of the right technology can achieve compliance with very strict water quality standards."

PolyMet continues to operate the pilot treatment plant to refine operating parameters and increase efficiencies.

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel- precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long- term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Jon Cherry"
_______________________
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Jenny Knudson
VP – Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended July 31, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.